820- 3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www[redacted]
E-mail : med[redacted]

DSM

25E

09046101

Heerlen (NL), 28 April 2009

DSM reports profitable Q1 despite difficult economic conditions

- **Q1 operating profit down to EUR 57 million**
- **Continuing strong performance from Life Sciences businesses**
- **Most Materials Sciences businesses severely impacted by downturn**
- **Continued strong cash performance, EUR 166 million cash from operating activities**
- **No quantitative outlook provided for 2009 in view of uncertain economic conditions**

Commenting on the results, Feike Sijbesma, chairman of the DSM Managing Board, said: *"Ongoing strong performances from our Life Sciences businesses and stringent control of costs and working capital allowed DSM as a whole to remain profitable and cash generating throughout the quarter despite the very challenging economic conditions which primarily affected most of Materials Sciences.*

"Although no improvement in demand in end-markets seems to be imminent, we are not at this point in time seeing a further deterioration either. Nevertheless, there will be tough times ahead. We remain focused on the generation of cash. Actions to reduce costs will continue unabated, and we now expect to over-deliver on our targeted savings of EUR 100 million by 2010.

"In the meantime, DSM continues its customer focus as well as its strategic commitment to innovation and sustainability. Despite the challenges we face today, DSM will continue its strategic direction, based on long-term societal trends. Our healthy financial position ensures that we will be able to take advantage of opportunities inevitably arising from this recession."

dlw 5/18

in EUR million	first quarter 2009	2008	+/-
Continuing operations:			
Net sales	**1,837**	**2,358**	**-22%**
Operating profit before depreciation and amortization (EBITDA)	167	338	-51%
Operating profit (EBIT)	**57**	**237**	**-76%**
- Nutrition	141	79	78%
- Pharma	11	8	38%
- Performance Materials	-17	80	
- Polymer Intermediates	-30	40	
- Base Chemicals and Materials	-12	49	
- Other activities	-36	-19	
Total DSM:			
Net sales	**1,837**	**2,358**	**-22%**
Operating profit (EBIT)	**57**	**237**	**-76%**
Net profit before exceptional items	**25**	**162**	**-85%**
Net result from exceptional items	-12	-	
Net profit	**13**	**162**	**-92%**
Net earnings per ordinary share in EUR:			
- before exceptional items	0.13	0.95	-84%
- including exceptional items	0.06	0.95	-94%

In this report:

- *'operating profit' (before depreciation and amortization) is understood to be operating profit (before depreciation and amortization) before exceptional items.*
- *'net profit' is the net profit attributable to equity holders of Royal DSM N.V.*

Overview

The downturn in the real economy, which started at the beginning of Q4 2008 following the financial crisis, continued into Q1. Almost half of DSM's business is heavily affected by this downturn, in particular those businesses which are exposed to the automotive, electrical and electronics, and building and construction industries. DSM Engineering Plastics, DSM Resins, DSM Fibre Intermediates, DSM Elastomers and DSM Melamine all posted a loss in Q1 2009, as they had done in Q4 2008. All of these businesses, but especially DSM Fibre Intermediates, experienced continuing price pressure. In Performance Materials sales volumes decreased further compared to Q4, which is a reflection of very weak end-market demand and continued downstream de-stocking.

Unlike last quarter, the negative impact of inventory revaluations was limited (approximately EUR 15 million). This, in combination with the first effects of the swift cost control actions, allowed the operating results of most of the affected businesses to clearly improve compared to Q4.

DSM Agro's business came under pressure, because of the late start of the fertilizer season and customers' cautious purchasing behavior, which was also reflected in lower prices.

The Nutrition and Pharma clusters and DSM Dyneema showed resilience because their end-markets are less affected by the downturn.

DSM's overall focus remained on cash in order to maintain a strong financial position. High priority is given to working capital management, credit control, responsible reductions in capital expenditure and cost control. The structural cost savings program which was announced on 15 December is well underway and is delivering its first results. It is now expected that the initially announced savings of EUR 100 million will be clearly exceeded. The focus on cash was again successful, as witnessed by strong cash from operations in Q1 (EUR 166 million). Net debt decreased by EUR 40 million.

Net sales

in EUR million	**first quarter**						
	2009	2008	differ-ence	vol-umes	prices	exch. rates	other
Nutrition	707	652	8%	-14%	15%	6%	1%
Pharma	197	207	-5%	3%	-1%	0%	-7%
Performance Materials	395	601	-34%	-33%	-4%	3%	0%
Polymer Intermediates	139	342	-59%	-20%	-43%	4%	-
Base Chemicals and Materials	275	431	-36%	-36%	-1%	1%	-
Other activities	124	125					
Total	1,837	2,358	-22%	-21%	-4%	3%	0%

Sales dropped by 22% compared to Q1 2008, which is unprecedented. Virtually all businesses experienced a drop in demand, in particular in Materials Sciences and Base Chemicals and Materials. Nutrition too is experiencing some weakness in demand, especially in Animal Nutrition and Health. Prices in Nutrition remained at the Q4 level, but on a year-on-year basis they reflect the increase during 2008. Prices at DSM Fibre Intermediates are very weak as a result of intense competition.

Compared to Q4 2008 sales dropped by 12%, as a result of 4% lower volumes (mainly in Performance Materials) and 8% lower prices (mainly in Polymer Intermediates).

Operating profit
Operating profit in Q1 dropped substantially compared to last year, due to the sharp reduction in economic activity. The results of Performance Materials, Polymer Intermediates and Base Chemicals and Materials experienced strong pressure from sharply lower volumes, lower margins and some additional inventory write-offs. The fixed cost reduction was already noticeable, but clearly insufficient to compensate for the decrease in activity.

Nutrition maintained its strong performance, profiting from price increases implemented during 2008. The Pharma result was stable, although at too low a level.

As announced earlier, IFRS pension costs (non cash) have increased by some EUR 18 million per quarter, due to the lower funding level of the DSM defined benefit plans. This is the main reason for the lower result in Other activities.

Compared to Q4 2008, operating profit was 54% lower. This was the balance of better results in Performance Materials and Polymer Intermediates (limited impact of inventory write-downs) and worse results in the other clusters (mainly DSM Agro) and Other activities (pensions).

Business review by cluster

Nutrition

in EUR million	**first quarter** 2009	2008
Net sales	707	652
Operating profit before depreciation and amortization	174	110
Operating profit	141	79

The first quarter saw a continued strong performance of the Nutrition cluster, especially considering the economic downturn. Organic **sales** growth was 1% compared to Q1 2008 and sales were stable compared to Q4 2008.

Volume developments in Q1 were negatively affected by continued inventory reduction in the value chain and reduced animal nutrition demand due to a moderate decline and shift in meat consumption. DSM has decided to reduce its production output for some feed ingredients to manage its operating working capital.

The increase in **operating profit** at DSM Nutritional Products compared to last year was to a large extent based on favorable margins for most products, a relatively strong dollar and ongoing improvements resulting from the Aspire to Win program. The latter has already achieved the targets initially set for 2010.

DSM Food Specialties' operating profit was above last year's, mainly as a result of the contribution of innovative products and favorable conditions in ARA (an ingredient for infant nutrition).

Pharma

in EUR million	first quarter 2009	2008
Net sales	197	207
Operating profit before depreciation and amortization	25	23
Operating profit	11	8

Q1 **sales** in the Pharma cluster declined because of the DSM Deretil disposal in Q4. Organic sales growth was 2%, which was the balance of higher sales at DSM Pharmaceutical Products and lower sales at DSM Anti-Infectives.

The **operating profit** in the cluster was slightly above last year, mainly due to the disposal of DSM Deretil.

Performance Materials

in EUR million	first quarter 2009	2008
Net sales	395	601
Operating profit before depreciation and amortization	6	101
Operating profit	-17	80

Both DSM Engineering Plastics and DSM Resins experienced very substantial **sales** declines in Q1. DSM Dyneema showed resilience, but experienced some weakness in commercial marine and high-performance textiles.

The **operating profit** in the cluster was substantially below Q1 of last year, but clearly better than Q4, which was due to much lower inventory write-offs. Both DSM Engineering Plastics and DSM Resins were still posting a loss, which is a reflection of weak end-market demand and downstream de-stocking, which has not come to an end yet. DSM Engineering Plastics is experiencing the combined effect of substantially lower volumes and lower margins, whereas at DSM Resins margins are not under pressure, with DSM Desotech (coatings for glass fiber optics) being relatively resilient. Both DSM Resins and DSM Engineering Plastics have taken measures to reduce costs on a structural basis and production capacity on a temporary basis. DSM Dyneema performed well.

Polymer Intermediates

in EUR million	first quarter 2009	2008
Net sales	139	342
Operating profit before depreciation and amortization	-22	46
Operating profit	-30	40

Sales in the cluster strongly decreased compared to Q1 last year: volumes -20% and prices - 43%. The volume decrease, although substantial, is less pronounced than in other affected businesses. In acrylonitrile the impact of the downturn came later and was less strong while caprolactam China sales recovered after the Chinese New Year. The cluster posted an 8% volume increase compared to Q4. Prices, however, were under severe pressure.

As a result, **operating profit** was still very negative but clearly improved compared to Q4 of last year. This improvement was limited by necessary inventory write-downs for ammonium sulfate. Measures have been taken to reduce costs and capacity.

Base Chemicals and Materials

in EUR million	**first quarter** 2009	2008
Net sales	275	431
Operating profit before depreciation and amortization	7	67
Operating profit	-12	49

Sales volumes were lower at all units. The main contributors to the lower volumes were DSM Elastomers, which is DSM's business most exposed to the automotive industry, and DSM Agro, which experienced a weather-related late start of the season in combination with cautious buying on the part of customers.

The cluster showed a negative **operating profit**. This was mainly caused by DSM Elastomers and DSM Melamine, which both experienced a further weakening of business compared to Q4. Compared to Q1 last year DSM Agro had a much lower but positive result due to lower volumes and prices. The expected decline in the profit contribution of DSM Energy was accelerated, due to lower oil prices.

Other activities

in EUR million	**first quarter** 2009	2008
Net sales	124	125
Operating profit before depreciation and amortization	-23	-9
Operating profit	-36	-19
of which:		
- Defined Benefit Plans	-19	-1
- Innovation Center	-15	-13
- Other	-2	-5

The main difference in the result of Other activities compared to last year is the (non cash) increase in IFRS pension costs for defined benefit plans.

Exceptional items
As a result of the announced cost-saving actions, restructuring charges were recognized amounting to EUR 17 million (EUR 12 million after tax).

Net profit
Net profit decreased from EUR 162 million in Q1 2008 to EUR 13 million in Q1 2009.

Net earnings per share decreased to EUR 0.06 per ordinary share.

Net finance costs amounted to EUR 27 million in Q1 2009, EUR 9 million higher than last year mainly as a result of the higher average net debt and some fair-value adjustments in Other financial assets.

The *effective tax rate* for the first quarter was 25%, the same as last year.

Cash flow, capital expenditure and financing

Cash flow from operating activities in Q1 amounted to EUR 166 million.

Cash flow related to *capital expenditure* in Q1 amounted to EUR 116 million compared to EUR 124 million in Q1 2008.

Compared to year-end 2008 *net debt* decreased by EUR 40 million to EUR 1,741 million, representing a gearing level of 27%.

In Q1 2009 a EUR 500 million 5.75% bond was successfully issued which will be due in 2014. The proceeds have been used to convert a substantial part of DSM's short-term funding into a long-term position, and the remainder will be used to refinance loans maturing in 2009. This is in line with DSM's conservative financial policy. Until 2013, when a loan of USD 150 million matures, DSM has no long-term refinancing needs. Credit rating agencies Standard & Poor's (A-, stable outlook) and Moody's (A3, stable outlook) confirmed their long-term credit ratings for DSM in February.

Workforce

The workforce decreased overall by almost 100 compared to year-end 2008 and stood at 23,495 at the end of Q1 2009, which is the balance of restructuring programs and selective hiring.

Progress update on DSM Strategy *Vision 2010*

DSM's acceleration of the strategic program *Vision 2010 – Building on Strengths*, announced in September 2007, focuses on delivering faster growth, higher margins and improved earnings quality from the company's portfolio. The strategy will transform DSM into a Life Sciences and Materials Sciences company capable of sustainable growth fueled by important societal trends.

The key drivers – market-driven growth and innovation, increased presence in emerging economies and operational excellence – remain at the heart of DSM's strategy.

In Q1 2009 sales in China amounted to USD 196 million, which represents a decrease of 35% relative to the comparable period of last year. This was mainly due to caprolactam sales.

DSM signed the contracts regarding its investment in North China Pharmaceutical Group Corporation Ltd. (NCPC GroupCo) and the establishment of three joint ventures in the areas of nutritional products and anti-infectives. NCPC and DSM will continue working on preparation and securing approval for the establishment of these joint ventures.

In India, DSM Engineering Plastics opened a new manufacturing facility for producing engineering plastics compounds, underlining its long-term commitment to one of the world's largest and fastest growing emerging economies.

DSM Nutritional Products announced the construction of its fourth premix plant in China in Changchun City and also commissioned a new animal feed premix plant in South Africa.

DSM NeoResins+ opened a new factory in Waalwijk (Netherlands) for waterborne acrylic resins. These resins have a much lower environmental impact and are much more painter-friendly than conventional solvent-based resins while offering high performance and durability standards.

DSM and Roquette announced that their bio-based succinic acid demonstration plant in Lestrem (France) will be operational by the end of 2009. Pilot scale production has proven that this biological route for producing succinic acid can be commercially viable. This new

white biotechnology-based route could result in a reduction in energy requirements up to 40% compared to the traditional method, and could have a positive impact on reducing CO_2 emissions, as CO_2 is actually used in the production process.

As a result of the accelerated shift towards Life Sciences and Materials Sciences, DSM announced in September 2007 that a number of businesses which do not fit in with the accelerated strategy would be carved out and disposed of. The disposal process for Agro and Melamine, Elastomers and Urea Licensing is underway in the form of a controlled auction process. As reported earlier, DSM has slowed down the process in view of the current financial and economic environment but still aims to complete the disposals within the timeframe of *Vision 2010*.

DSM has also started the divestment process for DSM Energy. Included in the scope of the divestment are the participations which DSM has in oil and gas exploration and the 40% participation in Noordgastransport.

During the quarter, DSM announced and introduced many new innovations. More information can be found in the innovation section at www.dsm.com.

Actions addressing the economic downturn
In December 2008 DSM announced a number of structural cost-saving actions to address the effects of the economic downturn and to strengthen its competitive position. Implementation of these actions is underway and DSM now expects to exceed the targeted cost savings of EUR 100 million and also the targeted reduction in workforce of 1000 positions by approximately 25%. The cost savings will be fully achieved by 2010. The actions cover three areas: a reduction in workforce, a stronger focus on purchasing and other efficiency improvement measures.

DSM is preparing contingency plans that would result in a further reduction in costs and workforce should business conditions not improve in the second half of the year.

In its capital expenditure DSM is prioritizing projects focused on future growth while other projects are being postponed or delayed. Capital expenditure in 2009 will be lower than in 2008. Also, a reduction in working capital is targeted for the year.

At the same time, DSM remains fully focused on customers in order to meet their needs and priorities, as well as on its priorities of innovation and sustainability. The company is actively looking for new growth opportunities that the current market and economic conditions will provide.

Outlook
The general economic outlook continues to be poor, financial markets remain vulnerable, and consumer confidence remains low. Feedstock prices, energy prices and exchange rates continue to be volatile. It is not expected that end-market conditions will improve shortly although a further deterioration is not expected either. The effect of de-stocking on the business is expected to diminish. Assuming a bottoming-out of feedstock prices DSM does not expect further inventory write-downs.

The Nutrition and Pharma clusters and DSM Dyneema representing about half of DSM's business remain relatively unaffected. The other activities in Materials Sciences and Base Chemicals and Materials are significantly impacted.

Business conditions in Nutrition are expected to remain relatively favorable in 2009, with some softening in Animal Nutrition and Health in the coming quarters.

In the Pharma cluster, prices at DSM Anti-Infectives are expected to be on average lower than last year and DSM Pharmaceutical Products faces challenges due to the loss of some of the larger custom manufacturing contracts. The announced agreement with Shire will only start contributing in 2010.

In Performance Materials, DSM Dyneema expects continued growth for the year. The high degree of uncertainty regarding demand continues for DSM Engineering Plastics and DSM Resins. There is a similar lack of clarity at Polymer Intermediates and Base Chemicals and Materials. Polymer Intermediates will most likely be loss-making in 2009. In Base Chemicals and Materials, it is expected that sales volumes in DSM Agro will improve during the rest of the year but prices are under pressure.

In spite of difficult market conditions in some of its businesses, DSM is committed to generating sufficient cash in 2009 to maintain the solid financial position which is necessary for the execution of its strategy: DSM is staying the course.

DSM will provide no quantitative outlook for 2009 in view of the uncertain economic conditions.

Condensed consolidated statement of income for the first quarter

first quarter 2009			*in EUR million*	first quarter 2008		
before exceptional items	exceptional Items	total		before exceptional items	exceptional Items	total
1,837	-	1,837	net sales	2,358	-	2,358
167	-17	150	operating profit before depreciation and amortization (EBITDA)	338	-	338
57	-17	40	operating profit (EBIT)	237	-	237
-27	-	-27	net finance costs	-18	-	-18
-1	-	-1	share of the profit of associates	0	-	0
29	-17	12	profit before income taxation expense	219	-	219
-7	5	-2	income tax expense	-55	-	-55
22	-12	10	profit for the period	164	-	164
3	-	3	minority interests	-2	-	-2
25	-12	13	net profit	162	-	162
25	-12	13	net profit	162	-	162
-3	-	-3	dividend on cumulative preference shares	-3	-	-3
22	-12	10	net profit used for calculating earnings per share	159	-	159
110	-	110	depreciation and amortization	101	-	101
		114	capital expenditure			98
		-	acquisitions			26
0.13	-0.07	0.06	net earnings per ordinary share in EUR	0.95	-	0.95
		162.2	average number of ordinary shares (x million)			166.9
		162.3	number of ordinary shares, end of period (x million)			167.0
		23,495	workforce at end of period			*23,591
		7,465	of which in the Netherlands			*7,452

* Year-end 2008.

This quarterly report has not been audited.

Consolidated balance sheet

in EUR million	**31 March 2009**		**year-end 2008**	
intangible assets	1,239		1,200	
property, plant and equipment	3,698		3,641	
deferred tax assets	415		392	
prepaid pension costs	146		137	
associates	24		19	
other financial assets	159		176	
non-current assets		5,681		5,565
inventories	1,744		1,765	
trade receivables	1,439		1,525	
other receivables	126		107	
financial derivatives	40		86	
current investments	4		4	
cash and cash equivalents	886		601	
current assets		4,239		4,088
total assets		9,920		9,653

in EUR million	**31 March 2009**		**year-end 2008**	
shareholders' equity	4,556		4,633	
minority interests	62		62	
equity		4,618		4,695
deferred tax liabilities	116		122	
employee benefits liabilities	320		314	
provisions	239		190	
borrowings	2,073		1,559	
other non-current liabilities	38		65	
non-current liabilities		2,786		2,250
employee benefits liabilities	33		33	
provisions	85		82	
borrowings	467		734	
financial derivatives	131		179	
trade payables	1,090		1,188	
other current liabilities	710		492	
current liabilities		2,516		2,708
total equity and liabilities		9,920		9,653
capital employed		6,446		6,558
equity / total assets		47%		49%
net debt		1,741		1,781
gearing (net debt / equity plus net debt)		27%		28%
operating working capital (OWC)		2,093		2,102
OWC / net sales		28.5%		22.6%

Condensed consolidated cash flow statement

in EUR million	first quarter 2009		2008	
Cash and cash equivalents at beginning of period		601		369
Operating activities:				
- net profit plus depreciation and amortization	123		263	
- change in working capital	77		-226	
- other changes	-34		59	
cash flow from operating activities		166		96
Investing activities:				
- capital expenditure	-116		-124	
- acquisitions	-		-25	
- sale of subsidiaries	-		-	
- disposals	-		3	
- other	-2		-9	
net cash used in investing activities		-118		-155
dividend		-		-
net cash from financing activities		217		98
changes in consolidation and exchange differences		20		0
Cash and cash equivalents at end of period		886		408

Condensed statement of recognized income and expense

in EUR million	first quarter 2009	2008
Exchange differences on translation of foreign operations	70	-61
Changes in actuarial gains and losses and asset ceiling	0	0
Other changes	-31	38
Income tax expense	8	1
Total income and expense directly recognized in equity	47	-22
Profit for the period	10	164
Recognized income and expense for the period	57	142
of which minority interests	1	-1

Condensed statement of changes in equity

in EUR million	first quarter 2009	2008
Balance at beginning of period	4,695	5,383
Changes:		
- recognized income and expense for the period	57	142
- dividend	-138	-152
- repurchase of ordinary shares	-	-
- proceeds from reissue of ordinary shares	0	2
- other changes	4	4
Balance at end of period	4,618	5,379

Notes to the financial statements

- Accounting policies

The consolidated financial statements of DSM for the year ended December 31, 2008 were prepared according to International Financial Reporting Standards (IFRS) as adopted by the European Union and valid as of the balance sheet date. The same accounting policies are applied in the current interim financial statements, as of March 31, 2009. These statements are in compliance with IAS 34 'Interim Financial Reporting'.

- Scope of the consolidation

There were no material investments or disposals to change the scope of consolidation compared to the end of 2008. DSM Special Products which was reported as a discontinued operation in Q1 2008 is now part of the Base Chemicals and Materials cluster. Comparatives have been represented to align with the reclassification.

- Related party transactions

Transactions with related parties are conducted at arm's length conditions. In the first quarter these transactions were not material to DSM as a whole. No loans were granted to members of the Managing Board or to members of the Supervisory Board.

- Risks

DSM has a risk management system in place. A description of the system and an overview of potentially important risks for DSM is provided in the Annual Report 2008 and in the governance section on www.dsm.com.

- Seasonality

In cases where businesses are significantly affected by seasonal or cyclical fluctuations in sales this is discussed in the 'Business review by cluster' earlier in this report.

Heerlen, 28 April 2009

The Managing Board

DSM

Important dates

Report for the second quarter:	Tuesday, 4 August 2009
Ex interim dividend quotation:	Wednesday, 5 August 2009
Report for the third quarter:	Tuesday, 3 November 2009
Annual Report 2009:	Wednesday, 24 February 2010
Annual General Meeting of Shareholders:	Wednesday, 31 March 2010

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
tel. +31 (0) 45 5782421
e-mail media.relations@dsm.com

DSM Investor Relations
tel. +31 (0) 45 5782864
e-mail investor.relations@dsm.com

Internet: www.dsm.com